SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 29, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group +646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS REVENUE FOR FEBRUARY 2005

ChipMOS Currently Expects 2Q05 Revenue to be Approximately 10% to 13% Higher than 1Q05

Hsinchu, Taiwan, March 29, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today reported unaudited consolidated revenue for the month of February 2005 and provided guidance for the second quarter ending June 30, 2005.

Revenue for the month of February 2005 was NT$1,032.6 million or US$33.1 million, an increase of 2.8% from NT$1,004 million or US$32.2 million for the same period in 2004 and a decrease of 7.6% from NT$1,118.1 million or US$35.9 million for the month of January 2005. (All translations from NT dollars to US dollars were made at the exchange rate of NT$ 31.16 against US$1.00 as of February 28, 2005.)

ChipMOS’ February 2005 consolidated revenue included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS Far East Limited, ChipMOS Logic TECHNOLOGIES INC., CHANTEK ELECTRONIC CO., LTD., Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., ThaiLin Semiconductor Corp. and FIRST SEMICONDUCTOR TECHNOLOGY, INC.

On March 18, 2005, ChipMOS provided guidance for the total net revenue of the first quarter 2005 to be in the range of US$104 million to US$106 million. ChipMOS also provided guidance for the total net revenue of the full year 2005 to be in the range of approximately US$520 million to US$550 million.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “The first quarter is progressing as expected and we have achieved month over month improvements. We currently expect these positive trends will continue into the second quarter. Our optimism in our outlook has increased based on the following factors: the improving customer forecasts, increased utilization rates, our long-term contracts with customers, more new customer engagements and increased outsourcing from our customers. In addition, we have a different business model from others as we have been focusing on DRAM, LCD Drivers and FPD chipsets. Our take-or-pay policy with our customers under the long-term contracts also has allowed us to effectively manage our capacity and has led to higher profitability for ChipMOS. Based on current customer forecasts, we currently expect our total net revenue in the second quarter ending June 30, 2005 will be approximately in the range of US$115 million to US$119 million, 10% to 13% higher than the first quarter 2005.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS ( http://www.chipmos.com.tw ) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.